UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
SCHEDULE TO
 (Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Green Dot Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.001 per share
Options to Purchase Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D 102
(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Steven W. Streit
President and Chief Executive Officer
Green Dot Corporation
3465 East Foothill Blvd.
Pasadena, CA 91107
(626) 765-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
__________________________________________________

Copy to:
John C. Ricci, Esq.	William L. Hughes, Esq.
Green Dot Corporation	Philip J. Reuther, Esq.
3465 East Foothill Blvd.	Fenwick & West LLP
Pasadena, CA 91107	555 California Street, 12th Floor
(626) 765-2000	San Francisco, CA 94104
(415) 875-2300

CALCULATION OF FILING FEE

Transaction Value *	Amount of Filing Fee **
$4,507,000	$615

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 779,514 shares of the Class A common stock and 282,693 shares of the Class B common stock of Green Dot Corporation having an aggregate value of $4,507,000 will be exchanged for new options to purchase shares of Class A common stock of Green Dot Corporation and canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of April 5, 2013.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    Third-party tender offer subject to Rule 14d-1.
☑    Issuer tender offer subject to Rule 13e-4.
☐    Going-private transaction subject to Rule 13e-3.
☐    Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 10, 2013, filed as Exhibit 99(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) Name and Address. The name of the issuer is Green Dot Corporation, a Delaware corporation (“Green Dot”). The address of Green Dot's principal executive office is 3465 East Foothill Blvd., Pasadena, CA 91107 and its telephone number is (626) 765-2000.
(b) Securities. This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Green Dot to exchange outstanding “Eligible Options” (as defined in the Offering Memorandum) held by U.S. employees of Green Dot and its consolidated subsidiaries who are employed with Green Dot or its consolidated subsidiaries continuously during the period beginning on April 10, 2013 and ending at 11:59 p.m., Pacific Time, on May 7, 2013 (or a later date and time if Green Dot extends the time such employees have to elect to participate in the offer), all upon the terms and subject to the conditions set forth in the Offering Memorandum (the “Offer ”). Notwithstanding the foregoing, Green Dot's executive officers and directors are not eligible to participate in the Offer. The information set forth in the Offering Memorandum under the heading “Introduction,” and in Section 1 (“Number of Options; Expiration Date”) is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 7 (“Price Range of Class A Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address. Green Dot is the filing person. The information set forth under Item 2(a) above and in Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Green Dot's Securities”) of the Offering Memorandum is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms. The information set forth in the Offering Memorandum under the headings “Risk Factors Related to the Option Exchange Program” and “Introduction” and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Participating in the Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Option Exchange Program”), Section 7 (“Price Range of Class A Common Stock Underlying the Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Green Dot's Securities”), Section 11 (“Status of Options Acquired By Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of the Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.
(b) Purchases. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Green Dot's Securities”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Subject Company's Securities. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Green Dot's Securities”) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under the heading “Introduction” and in Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 11 (“Status of Options Accepted by Us in the Option Exchange Program; Accounting Consequences of the

Option Exchange Program”) is incorporated herein by reference.
(c) Plans. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Green Dot”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. The information set forth in the Offering Memorandum under Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.
(b) Conditions. Not applicable.
(d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Regarding Green Dot's Securities”) is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Regarding Green Dot's Securities”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Green Dot”) and referenced in Section 16 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of Green Dot's Annual Report on Form 10-K for its fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission (“SEC”) on March 1, 2013 is incorporated herein by reference and can be accessed electronically on the SEC's website at www.sec.gov.
     (b) Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
ITEM 12. EXHIBITS.
     The Exhibit Index included in this Schedule TO is incorporated herein by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: April 10, 2013

GREEN DOT CORPORATION

By:	/s/ Steven W. Streit
Name:	Steven W. Streit
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 10, 2013

99(a)(1)(B)	Form of Email Communication to Eligible Option Holders about Launch, dated April 10, 2013

99(a)(1)(C)	Form of Email Communication to Eligible Option Holders about Educational Workshops, dated April 10, 2013

99(a)(1)(D)	Form of Employee FAQs about the Option Exchange Program

99(a)(1)(E)	Employee Presentation Materials

99(a)(1)(F)	Form of Reminder Email Communication to Eligible Option Holders

99(a)(1)(G)	Form of Countdown Reminder Email Communication to Eligible Option Holders

99(a)(1)(H)	Green Dot's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 1, 2013, and incorporated herein by reference

99(a)(1)(I)	Screenshots of Option Exchange Program website

99(a)(1)(J)	Form of Paper Election Form

99(a)(1)(K)	Form of Communication to Eligible Option Holders Confirming Option Exchange Election

99(a)(1)(L)	Green Dot's Definitive Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Stockholders filed with the SEC on April 10, 2013, and incorporated herein by reference

99(a)(1)(M)	Green Dot's Current Report on Form 8-K filed with the SEC on March 5, 2013, and incorporated herein by reference

99(a)(1)(N)	Green Dot's Current Report on Form 8-K filed with the SEC on April 10, 2013, and incorporated herein by reference

99(b)	Not applicable

99(d)(1)(A)
Second Amended and Restated 2001 Stock Plan and forms of notice of stock option grant, stock option agreement and stock option exercise letter (incorporated herein by reference to Exhibit 10.02 to Amendment No. 3 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on June 2, 2010)

99(d)(1)(B)
2010 Equity Incentive Plan and forms of notice of stock option grant, stock option award agreement, notice of restricted stock award, restricted stock agreement, notice of stock bonus award, stock bonus award agreement, notice of stock appreciation right award, stock appreciation right award agreement, notice of restricted stock unit award, restricted stock unit award agreement, notice of performance shares award and performance shares agreement (incorporated herein by reference to Exhibit 10.03 to Amendment No. 4 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on June 29, 2010)

99(d)(1)(C)
Ninth Amended and Restated Registration Rights Agreement by and among Green Dot, certain stockholders and certain warrant holders of Green Dot (incorporated herein by reference to Exhibit 4.01 to Amendment No. 4 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on June 29, 2010)

99(d)(1)(D)
First Amendment to Ninth Amended and Restated Registration Rights Agreement by and among Green Dot, certain stockholders and certain warrant holders of Green Dot (incorporated herein by reference to Exhibit 4.01 to Amendment No. 7 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on July 19, 2010)

99(d)(1)(E)
Second Amendment to Ninth Amended and Restated Registration Rights Agreement, dated as of December 8, 2011, by and among Green Dot and certain stockholders of Green Dot (incorporated herein by reference to Exhibit 4.01 to Current Report on Form 8-K, File No. 001-34819, filed with the SEC on December 11, 2011)

99(d)(1)(F)
Warrant to purchase shares of common stock of Green Dot (incorporated herein by reference to Exhibit 10.15 to Amendment No. 6 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on July 13, 2010)

99(d)(1)(G)
Amendment No.1 to Warrant to purchase shares of common stock of Green Dot (incorporated herein by reference to Exhibit 10.24 to Annual Report on Form 10-K, File No. 001-34819, filed with the SEC on March 1, 2013)

99(d)(1)(H)
Class A Common Stock Issuance Agreement, dated as of May 27, 2010, between Green Dot and Wal-Mart Stores, Inc. (incorporated herein by reference to Exhibit 10.17 to Amendment No. 6 to Green Dot's Registration Statement on Form S-1, File No. 333-165081, filed with the SEC on July 13, 2010)

99(g)	Not applicable

99(h)	Not applicable